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                               September 15, 2023

       Shou Donghua
       Chief Financial Officer
       China Petroleum & Chemical Corporation
       22 Chaoyangmen North Street
       Chaoyang District, Beijing, 100728
       The People   s Republic of China

                                                        Re: China Petroleum &
Chemical Corporation
                                                            Form 20-F for
Fiscal Year Ended December 31, 2022
                                                            Response dated
September 1, 2023
                                                            File No. 001-15138

       Dear Shou Donghua:

              We have reviewed your September 1, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 4, 2023 letter.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 99

   1. We note your response to comment 1 and the disclosure related to your subsidiaries in
                                                        Note 39 to your
consolidated financial statements. Please note that Item 16I(b) of Form
                                                        20-F states:    Also,
any such identified foreign issuer that uses a variable-interest entity or any similar structure
[emphasis added] that results in additional foreign entities being consolidated in the
financial statements of the registrant is required to provide the below disclosures for itself
and its consolidated foreign operating entity or entities.
                                                        Additionally, page 15
of our Release No. 34-93701,    Holding Foreign Companies
                                                        Accountable Act
Disclosure,    clarifies that a registrant should    look through a VIE or any
                                                        structure [emphasis
added] that results in additional foreign entities being consolidated in the financial
statements of the registrant and provide the required disclosures about any
 Shou Donghua
China Petroleum & Chemical Corporation
September 15, 2023
Page 2
         consolidated operating company or companies in the relevant
jurisdiction.    As previously
         requested, please revise to provide the information required by Items 16I(b)(2) through
         (b)(5) for all of your consolidated foreign operating entities.
2. We note your response to comment 2 identifying four directors as CCP officials. Please revise your annual report consistent with your response. Please also provide us with your analysis with respect to each of your other five directors, including whether or not such directors have any involvement in CCP matters, including your consideration of current and prior CCP memberships or affiliations with the CCP. For example only, we note that
         Liu Hongbin has served on multiple CPC Committees, and that Cai Hongbin served as a member of the National People's Congress. Finally, please also identify any directors of your subsidiaries who are officials of the Chinese Communist Party.
3. We note your response to comment 3. Please also explain the scope of your review as applied to the boards of your consolidated foreign operating entities. Please contact Tyler Howes at 202-551-3370 or Christopher Dunham at
202-551-
3783 with any questions.



FirstName LastNameShou Donghua                      Sincerely,
Comapany NameChina Petroleum & Chemical Corporation
                                                    Division of Corporation
Finance
September 15, 2023 Page 2                           Disclosure Review Program
FirstName LastName